Exhibit 21.1

Subsidiaries of Angel Oak Mortgage REIT, Inc.

Angel Oak Mortgage OP GP, LLC (a Delaware limited liability company)
Angel Oak Mortgage Operating Partnership, LP (a Delaware limited partnership)
Angel Oak Mortgage REIT TRS, LLC (a Delaware limited liability company)
AOMI SPV LLC (a Delaware limited liability company)
Angel Oak Mortgage Fund TRS (a Delaware statutory trust)
AOMR-REO, LLC (a Delaware limited liability company)
AOMR TRS SPE, LLC (a Delaware limited liability company)
AOMR TRS SPE II, LLC (a Delaware limited liability company)
Spruce Mortgage Trust (a Delaware statutory trust)
Willow Mortgage Trust (a Delaware statutory trust)
AOMT II, LLC (a Delaware limited liability company) (1)

(1) AOMT II, LLC is the depositor with respect to ten securitization trusts that are not listed in this exhibit, but we are required to consolidate the assets and liabilities of these trusts under U.S. generally accepted accounting principles for financial reporting purposes.